SCHEDULE A

SERIES AND CLASSES

As of May 25, 2022

Series	Classes
Guggenheim RBP Large-Cap Defensive Fund	A, C, Institutional and P
Guggenheim RBP Dividend Fund	A, C, Institutional and P
Guggenheim RBP Large-Cap Market Fund	A, C, Institutional and P
Guggenheim RBP Large-Cap Value Fund	A, C, Institutional and P
Guggenheim Directional Allocation Fund	A, C, Institutional and P